SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 February 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 24 February 2009
99.2	Director/PDMR Shareholding dated 24 February 2009
99.3	Director/PDMR Shareholding dated 24 February 2009
99.4	Total Voting Rights dated 27 February 2009

Exhibit No: 99.1

4
 February 2009

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions
by
 directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's
Long Term Incentive Plan ("LTIP"), the Company was notified on
2
0
 February 200
9
 t
hat, following the vesting on
18
 February 200
9
 of
86.7
% of the
LTIP
 award for the period ended 31
December 200
8
, the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company's Employee Share
Ownership Trust on
20 February 2009
 to the following directors and other
PDMRs
:

Net number of
Director
s

shares awarded

Andy
 Cosslett

102,684
Richard Solomons

65,715

Other
PDMRs

Tom Conophy

49,120
Peter Gowers

60,152
Kirk Kinsell

30,974
Tracy Robbins

35,202
Tom Seddon

15,452

---------------Ends--------------

Name of Contact for this RNS Announcement:
Helen Martin
Company Secretariat
InterContinental Hotels Group PLC
Tel: 01895 512244

Exhibit No: 99.2

2
4
 February 200
9

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions
by
 directors, persons discharging managerial responsibility or connected persons

On 23 February 2009 the following directors and other persons discharging managerial responsibility were awarded rights for no consideration over the numbers of InterContinental Hotels Group PLC (the "Company") ordinary shares shown below under the Company's Annual Bonus Plan in respect of the 2008 financial year
.

Number of
Director
s

shares awarded

Andy
 Cosslett

104,652
Richard Solomons

66,549

Other
PDMRs

Tom Conophy

42,424
Peter Gowers

42,689
Kirk Kinsell

41,427
Tracy Robbins

33,132
Tom Seddon

39,209
George Turner

5,542

The awards are conditional on the participants' continued employment with the Group until 23 February 2012
.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Helen Martin
  Tel: 01895 512244
Company Secretariat
InterContinental Hotels Group PLC

Exhibit No: 99.3

2
4
 February 200
9

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions
by
 directors, persons discharging managerial responsibility or connected persons

Jim Abrahamson, President, The Americas, has been awarded conditional rights over 135,000 InterContinental Hotels Group PLC ("Company") ordinary shares. One-third of these shares (ie, 45,000) will vest on the first, second and third anniversaries of Mr Abrahamson joining the Company. These awards form part of Mr Abrahamson's recruitment terms
.

In addition, Mr Abrahamson has been
granted conditional rights over the
Company's
 ordinary shares under the Long Term Incentive Plan
 ("LTIP")
. Under the terms of the LTIP, the maximum number
s
 of shares that can be transferred if performance conditions are met in full are as follows
:

Performance Period

Number of Shares

2007 to 2009
                                                                82,486
2008 to 2010
                                                              164,973

The performance measurement periods are from 1 January 2007 to 31 December 2009 and 1 January 2008 to 31 December 2010. The awards will vest on the business day after the announcement of the Company's 2009 and 2010 year end financial results
.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Helen Martin
  Tel: 01895 512244
Company Secretariat
InterContinental Hotels Group PLC

Exhibit No: 9.4

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at
27

February

200
9
, InterContinental Hotels Group PLC's issued
share cap
ital consists of
28
5,5
82
,
046

ordinary shares
of 13
29
/
47
 pence each
with voting rights. The Company does not hold any shares in Treasury.
  Therefore the total number of ordinary shares in the Company wi th voting rights is
285,5
82
,
046
.

The above figure
,

2
85
,
5
82
,
046

may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
27 February
 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 February 2009